================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _____________________

                                   FORM 11-K
                             _____________________



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to


Commission file number _____________

   A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                         R&B FALCON U.S. SAVINGS PLAN


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            R&B FALCON CORPORATION
                               4 GREENWAY PLAZA
                             HOUSTON, TEXAS  77046

================================================================================

                          R&B FALCON U.S. SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999



Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

Notes to Financial Statements as of December 31, 2000 and 1999

Schedule of Assets (Held at End of the Year) as of December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
R&B Falcon U.S. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the R&B Falcon U.S. Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and supplemental schedule referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for Plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Houston, Texas
June 13, 2001

                          R&B FALCON U.S. SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

                                                                     2000               1999
                                                                  -----------        ------------
ASSETS:
 Investments, at fair value                                       $93,274,848        $77,608,539
 Receivables-
  Employee contributions                                              383,375            671,406
  Employer contributions                                              255,974            473,435
                                                                  -----------        -----------
                     Total receivables                                639,349          1,144,841

 Cash, noninterest-bearing                                             22,266            207,842
                                                                  -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS                                 $93,936,463        $78,961,222
                                                                  ===========        ===========



   The accompanying notes are an integral part of these financial statements.

                          R&B FALCON U.S. SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000




ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income-
  Interest and dividends                                                                                       $ 3,877,521
  Loan interest                                                                                                    292,925
  Net appreciation (depreciation) in fair value of investments-
    Mutual funds                                                                                                (2,784,813)
    Company common stock                                                                                        10,231,884
                                                                                                               -----------
                       Total investment income                                                                  11,617,517

 Employee contributions                                                                                          8,293,524
 Employer contributions                                                                                          5,647,972
 Rollover contributions                                                                                            299,535
                                                                                                               -----------
                       Total contributions                                                                      14,241,031
                                                                                                               -----------
                       Total additions                                                                          25,858,548

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefit payments                                                                                               10,831,663
 Loan administration fee                                                                                            51,644
                                                                                                               -----------
                       Total deductions                                                                         10,883,307
                                                                                                               -----------
                       Net increase                                                                             14,975,241
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                                            78,961,222
                                                                                                               -----------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                                                 $93,936,463
                                                                                                               ===========

    The accompanying notes are an integral part of this financial statement.

                          R&B FALCON U.S. SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



1.  DESCRIPTION OF THE PLAN:

The following description of the R&B Falcon U.S. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

R&B Falcon Corporation (the Company) is the sponsor of the Plan. The Plan is established for the benefit of participating employees, as defined in the Plan, of the Company and certain U.S. subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 1999, the Plan was amended, restated and renamed the R&B Falcon U.S. Savings Plan. In addition, the Plan terminated its existing trust and record-keeping agreements and entered into newly established agreements with The Charles Schwab Trust Company (Schwab Trust) to act as the new trustee and record keeper. In connection with this change, assets of the Plan held on December 31, 1998, by The Bank of New York transferred in-kind to Schwab Trust, except for the assets invested in the Vanguard Index Trust 500 Fund which were liquidated and invested in the Schwab S&P 500 Index Select Fund effective January 1, 1999. The assets of the Plan held on December 31, 1998, by CIGNA were liquidated and invested in similar investment funds offered under the Plan as elected by the Administrative Committee, except R&B Falcon Corporation common stock which was transferred in-kind to Schwab Trust effective January 1, 1999.

Administration

Responsibility for administration of the Plan is with the Company, whose board of directors has appointed an administrative committee (the Administrative Committee) to assist in Plan administration. The Administrative Committee has delegated Plan administration responsibility to the Plan Administrator, an employee of the Company, who reports directly to the Administrative Committee. Neither the Company, the members of the Administrative Committee nor the Plan Administrator receives any compensation from the Plan for their services in administering the Plan. Administrative expenses, including trustee and record-keeping fees, of the Plan are paid by the Company, except for loan administration fees which are charged to the participant requesting the loan.

Eligibility

All full-time regular and part-time regular employees of the Company, except those under a collective bargaining agreement, contract employees and employees who are aliens of the United States and not residing and working in the United States, are eligible to participate in the Plan on the first day of the month following three months of employment.

Contributions

Participants in the Plan may contribute on a pretax basis from 1 percent to 15 percent of their individual base compensation by payroll deduction. Participants may elect to contribute on an after-tax basis, subject to certain limitations. Employees who are considered to be "highly compensated employees"
(HCEs) will not be eligible to make after-tax contributions.

The Company contributes matching contributions dollar-for-dollar on the first 3 percent of participant contributions. For participant contributions above 3 percent, but not in excess of 6 percent, the matching rate is 50 percent. Further, the Company may elect annually to make a discretionary matching contribution. For 2000, the Company made an additional 50 percent match of before-tax and after-tax contributions above 3 percent, but not in excess of 6 percent, to result in a dollar-for-dollar match up to 6 percent. Participants are 100 percent vested in their contributions and, effective January 1, 1999, in the Company's matching and discretionary contributions.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and the Plan's earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments

For 2000, each participant in the Plan determines the allocation of his/her contributions and employer matching and discretionary contributions, as applicable, among six mutual funds and the R&B Falcon Corporation common stock (Company common stock) offered by the Plan. A money market fund is utilized for Company common stock transactions.

Company common stock is available under the Plan for all participants, with the maximum employee contribution investment percentage limited to 25 percent.

The Company matching and discretionary contributions will be made only in shares of Company common stock. In addition, participant contributions and loan repayments allocable to the Company common stock investment fund may be contributed to the Plan in shares of Company common stock at the Company's discretion. Invested amounts may be transferred at the employee's direction.

Participant Loans

Participants may obtain loans from their vested balances as authorized by the Administrative Committee. Loans must be for a minimum of $1,000 and may not exceed $50,000. Additionally, loans cannot exceed the lesser of a participant's pretax contributions or 50 percent of a participant's vested balance. Loans to be used for a participant's primary residence may be for up to 10 years; loans for other purposes may be for up to five years. Repayment is made by payroll deduction. All loans bear a reasonable rate of interest, as determined by the Administrative Committee, which provides the Plan with a return commensurate with the prevailing interest rate charged on similar commercial loans.

Withdrawals

Under the Plan, benefits are paid in lump sum directly to the participants or, in the case of a participant's death, the participant's designated beneficiary. If the account balance is less than $5,000, payment will be made upon termination. Otherwise, payment will be made at age 65 unless the participant elects an earlier payout.

Participants may withdraw any portion or all of their after-tax account and rollover account and any vested portion of the pre-1999 Company contribution account and earnings therein. Additionally, participants may make withdrawals from their pretax contribution accounts in instances of reaching age 59-1/2 or financial hardship as approved by the Administrative Committee.

Upon withdrawal of pre-1999 Company matching contributions and earnings, a participant is suspended from making or receiving contributions for a period of six months. Upon withdrawal of contributions from the Plan based on financial hardship, a participant is suspended from future participation for a period of 12 months.

Termination

Although the Company has not expressed an intent to do so, it has the right to terminate any or all provisions of the Plan at any time, except that no such action will cause any part of the Plan to be used for or diverted to purposes other than for the exclusive benefit of the employees or their beneficiaries covered by the Plan.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

The financial statements of the Plan have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States. The following is a summary of significant accounting policies followed by the Plan.

Investment Valuation

Investments in mutual funds and common stock are reported at fair market value based on quoted market prices. Investments in the money market fund are stated at fair value, as determined by the issuer, by reference to published market data, if available, of the underlying assets.

Investment Transactions and Income

Purchases and sales of securities are reported on a trade-date basis. Realized gains (losses) on sale of investments and unrealized appreciation (depreciation) of investments are reported as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Benefits Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established new accounting and reporting standards for derivative instruments. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 for one year to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133." SFAS No. 138 amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.

The Company believes there would be no material affect to the Plan's financial statements as a result of implementation of SFAS No. 133, as amended.

3.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in mutual funds, common stock and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.  TAX STATUS:

The Plan obtained its latest determination letter on August 25, 1994, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended and restated since receiving the determination letter. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999. The Company has requested a new determination letter as of December 12, 2000, and is currently awaiting receipt.

5.  INVESTMENTS:

Individual investments which exceed 5 percent of the Plan's net assets as of December 31, 2000 and 1999, are separately identified as follows:

                                                          Fair Value
                                                 ------------------------------
                                                    2000               1999
                                                 -----------        -----------
Managers Special Equity Fund                     $ 8,597,312        $ 6,672,474
PIMCO Short-Term Fund                             16,542,943         16,011,300
PIMCO Total Return Fund                            4,956,113          4,163,844
Schwab S&P 500 Fund                               14,445,171         16,577,348
Vanguard Windsor II Fund                          15,553,606         13,967,872
R&B Falcon Corporation common stock               25,544,989         12,616,531

6.  RELATED-PARTY TRANSACTIONS:

The Plan invests in units of a mutual fund managed by Charles Schwab & Co., Inc. (Schwab), an affiliate of Schwab Trust. Schwab Trust is the Plan's trustee, as defined in the Plan document. As such, these transactions qualify as party-in-interest transactions.

The Plan also invests in units of the Company common stock. The Company is the sponsor of the Plan. As such, these transactions qualify as party-in-interest transactions.

The Plan received consulting services from an advisory firm that is at least partially owned by the chairman of the Administrative Committee. The fees and expenses for such services were paid by the Company, and the chairman excused himself from the portion of the Administrative Committee meetings evaluating this advisory firm.

7.  SUBSEQUENT EVENT:

On January 31, 2001, the Company completed a merger transaction with Transocean Sedco Forex Inc. (TSF) in which an indirect subsidiary of TSF merged with and into the Company (the TSF Merger). As a result of the TSF Merger, the Company became an indirect wholly owned subsidiary of TSF.

As a result of the TSF Merger, TSF became the sponsor of the Plan and TSF's administrative committee assumed responsibility for administration of the Plan. The Plan's investment in the Company common stock was converted to units of the TSF Ordinary Shares Fund, and all subsequent participant elections for investments in units of the Company common stock will be made to the TSF Ordinary Shares Fund. No TSF employees will be allowed to participate in the Plan. Certain employees of the Company will be allowed to participate in the Transocean Sedco Forex, Inc. Savings Plan (the TSF Savings Plan) beginning June 1, 2001, July 1, 2001, or August 1, 2001, based on their assignment and geographic location. In conjunction with their participation in the TSF Savings Plan, the Company's employee contributions to the Plan will cease. Subject to the receipt of a favorable determination letter from the IRS, TSF intends to merge the Plan into the TSF Savings Plan (the Plan Merger). The ultimate timing of the Plan Merger is not yet known.

                          R&B FALCON U.S. SAVINGS PLAN


                  SCHEDULE OF ASSETS (HELD AT END OF THE YEAR)

                            AS OF DECEMBER 31, 2000



                                                                                                                      Current
Identity of Issue                                         Description of Investment                    Cost            Value
--------------------------------------     ------------------------------------------------------    --------      -------------
The Managers Funds, L.P.                   111,944 units Managers Special Equity Fund                  (b)           $ 8,597,312
Pacific Investment Management Co.          1,654,294 units PIMCO Short-Term Fund                       (b)            16,542,943
Pacific Investment Management Co.          477,008 units PIMCO Total Return Fund                       (b)             4,956,113
Charles Schwab & Co., Inc.(a)              709,139 units Schwab S&P 500 Fund                           (b)            14,445,171
The Vanguard Group                         571,824 units Vanguard Windsor II Fund                      (b)            15,553,606
T. Rowe Price Investment Services, Inc.    228,345 units T. Rowe Price International Stock Fund        (b)             3,315,568
R&B Falcon Corporation(a)                  1,113,678 units R&B Falcon Corporation common stock         (b)            25,544,989
Charles Schwab & Co., Inc.(a)              7,851 units Schwab U.S. Treasury Money Fund                 (b)                 7,851
R&B Falcon U.S. Savings Plan(a)            Participant loans receivable at interest rates ranging
                                           from 7.00% to 9.50% per annum                               (b)             4,311,295
                                                                                                                     -----------
Total assets (held at end of the year)                                                                               $93,274,848
                                                                                                                     ===========

(a)Party in interest.
(b)Cost omitted for participant-directed investments.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the R&B Falcon U.S. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  R&B FALCON U.S. SAVINGS PLAN
                                  ADMINISTRATIVE COMMITTEE

Date:  June 28, 2001


                                  /s/ Ann F. Clinton
                                  ---------------------------------------
                                  Ann F. Clinton
                                  Plan Administrator

                                INDEX TO EXHIBIT



EXHIBIT NO.    DESCRIPTION
-----------    -----------
 23.1          Consent of independent accountants